ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 5


1.  Name and Address of Reporting Person:
        	Missler, Leonard
   	     C/O Ultradata Systems, Inc.
	        9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	YEAR, 1997

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
   	     X  Officer: (Vice President)	        Other

Table I - Non-Derrivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities          Amount of    Ownership    Nature of
of       action  action  Acquired (A)        Securities   Form:        Indirect
Security Date    Code    Disposed of(D)      Beneficially Direct(D)    Benefic-
                                             Owned at     Indirect(I)  ial
                       	 Amount Code Price   End of Month              Owners-
                                                                       ship
Common
Stock    10/18/97 A      120     D    $7.25   13,820            D


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)








Signed: Leonard Missler
        Vice President - Software Development
        March 31, 1997